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                                                                       424(b)(3)
                                                               Reg. No.333-77063

                      [LOGO OF ONEMAIN.COM APPEARS HERE]

We have prepared this prospectus supplement to update information included in our prospectus dated May 3, 1999. Our prospectus relates to the offer and issuance of up to 4,000,000 shares of our common stock in acquisitions of other businesses. This prospectus supplement includes a brief description of our two most recent acquisitions, which closed in June 1999.

Recent Acquisitions

On June 17, 1999 we purchased substantially all of the internet service provider assets of CompuTech Labs, Inc., a non-metropolitan internet service provider based in Fort Wayne, Indiana. At June 1, 1999, CompuTech had annualized revenues of over $1.0 million and more than 4,800 subscribers. We paid approximately $1.3 million in cash for this acquisition.

On June 30, 1999 we acquired The Internet Ramp, another non-metropolitan internet service provider based in Flint, Michigan. At June 1, 1999, The Internet Ramp had annulized revenues of over $3.7 million and more than 25,000 subscribers. We paid approximately $11.9 million, consisting of approximately $6.5 million in cash and up to 299,497 shares of our common stock, for this acquisition.



           The date of this prospectus supplement is July 20, 1999.